SHININGBANK
Energy Ltd.



06018711

SUPPL

November 16, 2006

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
NOV 2 2006
WASH, D.C.
185
SECTION

Ladies and Gentlemen:

Re: Rule 12g3-2(b) Submission – Commission File No. 82-34977

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Shiningbank Energy Income Fund hereby furnishes to the Commission the following:

1. Third Quarter Report dated November 2, 2006
2. Certification of Interim Filings – CFO dated November 2, 2006
3. Certification of Interim Filings – CEO dated November 2, 2006
4. Press Release dated November 16, 2006 (Shiningbank Energy announces December 2006 monthly distribution)

If you have any questions or concerns, please call me at 403-268-9519 or send an e-mail to mdesrosiers@shiningbank.com.

Very truly yours,

SHININGBANK ENERGY LTD.

Murray J. Desrosiers
Corporate Secretary & General Counsel

PROCESSED
NOV 28 2006
THOMSON
FINANCIAL

H:\SEC\Cover Ltr 2006-11-16.DOC

File No. 82-34977


SHININGBANK
Energy Income Fund

November 16, 2006

TSX: SHN.UN

NEWS RELEASE
FOR IMMEDIATE RELEASE

Shiningbank Energy announces December 2006 monthly distribution

Shiningbank Energy Income Fund (the "Fund") today announced that its cash distribution for December 2006 will be **C$0.23 per unit. The distribution is payable on December 15, 2006 to unitholders of record on November 30, 2006. The ex-distribution date is November 28, 2006.** This represents an approximate 19% annualized pre-tax cash-on-cash yield based on the November 15, 2006 closing price of C$14.50 per unit.

The Fund continues to contribute actively to lobbying efforts being conducted by the income fund sector regarding the federal government's ill-conceived changes to the taxation of income trusts. We encourage our unitholders to register their objections to the changes with their Members of Parliament. Our website contains details on how to contact your representative.

Shiningbank Energy Income Fund is a natural gas focused energy trust founded in 1996. The Fund purchases, develops and operates producing properties for the direct benefit of its unitholders. Shiningbank has one of the highest weightings of natural gas production in the energy trust sector at 77%.

Shiningbank is listed on the Toronto Stock Exchange under the symbol SHN.UN. For further information please visit our website, www.shiningbank.com or contact us at:

Email: irinfo@shiningbank.com
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477

Shiningbank Energy Ltd.

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations Coordinator

Certification of Interim Filings during Transition Period

I, Bruce K. Gibson, Vice President, Finance and Chief Financial Officer of Shiningbank Energy Ltd., administrator of Shiningbank Energy Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Shiningbank Energy Income Fund (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 2, 2006

(signed) "Bruce K. Gibson"
Bruce K. Gibson
Vice President, Finance and
Chief Financial Officer

Certification of Interim Filings during Transition Period

I, David M. Fitzpatrick, President and Chief Executive Officer of Shiningbank Energy Ltd., administrator of Shiningbank Energy Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Shiningbank Energy Income Fund (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 2, 2006

(signed) "David M. Fitzpatrick"
David M. Fitzpatrick
President and Chief Executive Officer

File No. 82-34977

Q3

On September 26 we announced an acquistion that will increase our production base to approximately 34,000 to 35,000 boe/d, 77% natural gas, with the deal expected to close in early December.

Financial	Three months ended September 30, 2006	2005	%	Nine months ended September 30, 2006	2005	%
($ thousands except per Trust Unit amounts)						
Oil and natural gas sales	**$ 94,066**	$ 111,763	(16)	**$ 293,120**	$ 275,124	7
Earnings before future income taxes	**4,177**	28,259	(85)	**34,523**	58,163	(41)
Future income tax recovery	**(11,500)**	(2,736)	320	**(29,252)**	(5,988)	389
Net earnings	**15,677**	30,995	(49)	**63,775**	64,151	(1)
Funds flow from operations	**51,577**	67,721	(24)	**167,379**	158,583	6
Funds flow from operations per weighted average Trust Unit	**0.71**	1.11	(36)	**2.39**	2.79	(14)
Distributions to unitholders	**55,190**	45,750	21	**159,841**	120,875	32
Distributions per Trust Unit	**0.69**	0.69	–	**2.22**	2.07	7
Long term debt	**357,564**	202,923	76	**357,564**	202,923	76
Unitholders' equity	**997,362**	744,769	34	**997,362**	744,769	34
Operations						
Daily production						
Oil (bbl/d)	**2,281**	2,282	–	**2,246**	2,321	(3)
Natural gas (mmcf/d)	**105.2**	97.5	8	**103.4**	88.7	17
Natural gas liquids (bbl/d)	**2,988**	2,716	10	**2,856**	2,959	(3)
Oil equivalent (boe/d)	**22,805**	21,252	7	**22,343**	20,063	11
Average prices (including hedging)						
Oil ($/bbl)	**$ 71.41**	$ 69.55	3	**$ 67.58**	$ 60.82	11
Natural gas ($/mcf)	**$ 6.46**	$ 9.26	(30)	**$ 7.29**	$ 8.09	(10)
Natural gas liquids ($/bbl)	**$ 60.60**	$ 56.04	8	**$ 58.29**	$ 48.84	19
Oil equivalent ($/boe)	**$ 44.89**	$ 57.18	(21)	**$ 48.01**	$ 50.04	(4)
Unit Trading						
Units traded (thousands)	**26,213**	17,649	49	**70,728**	36,140	96
Value traded ($ thousands)	**$ 540,899**	$ 424,168	28	**$ 1,613,821**	$ 823,056	96
Unit price						
High	**$ 23.30**	$ 26.18		**$ 29.52**	$ 26.18	
Low	**$ 16.78**	$ 21.50		**$ 16.78**	$ 19.60	
Close	**$ 17.67**	$ 25.86		**$ 17.67**	$ 25.86	
Units outstanding, end of period (thousands)	**85,738**	67,676		**85,738**	67,676	

Forward-looking statements

This document contains forward-looking statements relating to future events. In some cases, forward-looking statements can be identified by such words as "anticipate", "continue", "estimate", "expect", "may," "will", "project", "should", "believe", or similar expressions These statements represent management's best projections, but undue reliance should not be placed upon them as they are derived from numerous assumptions. These assumptions are subject to known and unknown risks and uncertainties, including the business risks discussed in this document and in the Fund's Management's Discussion and Analysis and Annual Information Form for the year ended December 31, 2005, which may cause actual performance and financial results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

INTERIM

SHININGBANK

ENERGY INCOME FUND

Interim Report 2006

fellow unitholders

The highlight of the third quarter was activity on the acquisition front which has created a much stronger platform for enhancing production and reserves and supporting distributions to unitholders.

President's Message

On September 6, we closed the purchase of Find Energy Ltd. ("Find") which added approximately 4,900 boe/d and has taken our current production to 26,500 to 27,000 boe/d. On September 26, we announced the acquisition of Rider Resources Ltd. ("Rider") which, upon closing in early December, will boost our volumes to approximately 34,000 to 35,000 boe/d, while still retaining our natural gas focus at 77% of both production and reserves.

Q3 2006 HIGHLIGHTS

- DISTRIBUTED $2.22 PER UNIT FOR THE NINE MONTHS, UP FROM $2.07 PER UNIT IN 2005.
- ADDED APPROXIMATELY 4,900 BOE/D, 77% NATURAL GAS, WITH THE CLOSING OF OUR ACQUISITION OF FIND ENERGY LTD. IN EARLY SEPTEMBER.
- ANNOUNCED THE ACQUISITION OF ANOTHER 8,800 BOE/D, 78% NATURAL GAS, IN OUR WEST-CENTRAL ALBERTA CORE AREA WITH CLOSING EXPECTED IN EARLY DECEMBER.
- BOTH ACQUISITIONS ARE ACCRETIVE TO PER UNIT PRODUCTION AND CASH FLOW.

Strategically, both acquisitions are an exceptional fit with our core operations in west-central Alberta. Including Rider, we will have an undeveloped land base in the Ferrier/O'Chiese/Pembina area comprising 98 net sections and a large inventory of lower-risk ready-to-drill prospects, enough to keep us working for several years. We will also strengthen what had been a weak link in our development activities by gaining control of two gas plants; one has already been acquired from Find, and with the second from Rider we will control 55 mmcf/d of processing capacity in the heart of our main producing area. These attractive acquisitions will create value for our unitholders by continuing our strategy of acquiring high quality, long-life, natural gas weighted assets with development drilling inventory.

Timing of acquisitions

Gas prices in Canada and the US continued their decline from the unusually high levels at the beginning of the year reaching their lowest level in four years during the quarter. However, we have always held that opportunities can be found at both the highs and lows of the commodity price cycle.

Equity markets reacted to the gas price decline by selling off gas-focused trusts and companies. Our unit price followed that trend closing at $17.67 at the end of September, down from a high of $29.52 in January. That downward trend was also experienced by both Find and Rider, but to a greater degree relative to Shiningbank. With both being highly successful gas-focused junior exploration companies, the market perceived greater risk associated with exploration-focused companies at a low point in the gas price cycle.

For Shiningbank, both acquisitions became more financially attractive during this downward trend. As both acquisitions are structured primarily on an exchange of shares for Shiningbank Trust Units, we were able to acquire Find and Rider at what we consider very good relative value. The result is acquisitions that are highly accretive to per unit production and cash flow. The upside for shareholders of Find and Rider is that they acquire units in a trust with a long history of generating strong distributions and returns.

Results for the quarter

Unitholders received distributions for the quarter of $0.69 per unit, the same level as in third quarter 2005. Year to date distributions were $2.22 per unit, up from $2.07 last year.

Production for the quarter increased 7% from third quarter 2005 to 22,805 boe/d. Production for the nine months was 11% higher than 2005 at 22,343 boe/d, with our gas volumes showing a 17% increase to 103.4 mmcf/d. That growth was offset by gas price weakness; a 10% decline for the nine months to an average price of $7.29/mcf including a hedging gain of $0.12/mcf. The price decrease was more severe quarter over quarter with a 30% decline to an average $6.46/mcf which included a hedging gain of $0.18/mcf.

Acquisition of Rider Resources Ltd.

On September 26, we announced that we had entered into an agreement to acquire the majority of Rider's producing oil and natural gas properties through a plan of arrangement. The acquired properties are an attractive suite of long-life oil and natural gas properties concentrated in the west-central Alberta areas of Pembina, Sunchild and Ferrier/O'Chiese, our largest single producing area. The transaction has received unanimous support from the Boards of both Rider and Shiningbank, but must still receive approval from Rider's security holders and certain regulatory bodies. The transaction is expected to close in December.

Upon closing of the transaction Shiningbank will gain:

- Approximately 8,800 boe/d of long-life production, 78% natural gas.
- High working interests of approximately 70%.
- Premium priced production due to the high concentration of NGL.
- A 100% interest in a plant with 25 mmcf/d processing capacity.
- 17,500 net acres of undeveloped land with numerous lower-risk development drilling opportunities.
- Low operating costs of less than $7.00/boe on the acquired assets.
- Proved plus probable reserves totaling 24.8 million boe, 77% natural gas.
- Over 60% of the reserves are proved with 86% of proved reserves developed and producing.
- Reserve life index of approximately 7.7 years.

Financial metrics:

- The cost metrics were very reasonable at $19.93/boe of proved plus probable reserves and $56,356 per boe/d of flowing production.
- The transaction will be accretive to Shiningbank's per unit production and cash flow.
- On a per unit basis, accretion to cash flow is expected to be approximately 6% in 2007.
- The structure of the deal maintains a strong balance sheet with a pro forma debt to cash flow ratio of approximately 1.2.
- Incremental 2007 cash flow is expected to be approximately $110 million (assuming C$8.00/GJ AECO natural gas and US$73.75/bbl WTI).

The combined acquisitions

The impact of our acquisition activity will be profound. Shiningbank's enterprise value will grow by approximately 25%. Overall production will increase to approximately 34,000 to 35,000 boe/d from 22,000 boe/d in the second quarter before the acquisitions, nearly a 60% increase. However, our gas weighting will remain unchanged at 77% based on both reserves and production, and our production will continue to be predominately sweet gas with a high NGL component.

The Find acquisition added 165,000 net acres of undeveloped land. With the addition of a further 17,000 net acres from Rider, our opportunity base will increase to over 565,000 net acres, most with year-round access which is an important factor for our development activities.

The addition of gas processing infrastructure will give us greater control of how we develop our assets. From Find we gained operatorship of a gas plant with processing capacity of 30 mmcf/d at 85% working interest; the Rider acquisition will add a second gas plant, with processing capacity of 25 mmcf/d at 100% working interest. This control of infrastructure is key to managing the marketing of our gas and NGL volumes, continuing our record of low operating costs, and ensuring development momentum from the planning stages through drilling and tie-in of new wells.

Specific development plans are in place for the new properties. We expect to increase production from the Find properties to about 6,000 boe/d in 2007 from the current 4,900 boe/d. We anticipate drilling approximately 80 net wells in this area over the next two years. The economics of our development drilling program and the value creation for unitholders are very attractive.

It should be noted that we will be pursuing the same multi-zone horizons that we have been drilling for a number of years and where our drilling success has exceeded 95%. To streamline the transition process, Rider has agreed that key technical and administrative staff will continue to assist Shiningbank for a three month period after closing of the transaction.

A higher level of drilling activity will increase our capital spending to the range of $135 to $150 million in 2007, which we anticipate funding from cash flow and available lines of credit. With the closing of Rider, our authorized credit facility is expected to be increased to over $580 million. Our pro forma debt to cash flow ratio after closing is estimated at 1.2, a level we feel is conservative and provides ample capacity to not only fund our capital program but ensure flexibility in pursuing further acquisitions.

Gas prices

Gas prices continued to weaken through the quarter as they have since peaking last winter in the $15/mcf range. Our third quarter prices averaged $6.46/mcf, down 30% from the same period last year and our lowest quarterly price in four years.

The weakness in gas markets continues to stem from an overhang of gas in storage since the beginning of the year. The warmest January in many years reduced demand in North America and even now, gas storage is at a record high level. It was no surprise to see soft prices during the quarter and, to protect the cash flow from further downside, we hedged approximately 35% of our natural gas production through September and October with floor prices averaging $6.32 per gigajoule (GJ). The heating season begins in November, but we do not expect to see any significant pricing strength until excess storage volumes are worked off and the market reverts to more normal supply and demand fundamentals. However, we are beginning to see some indications of strength in advance of the heating season as current futures prices for 2007 are in the range of $7.50/GJ.

To help stabilize pricing over the winter months, about 24% of our natural gas production, excluding production from Rider, is currently hedged from November through March with floor prices in the range of $6.78/GJ and ceilings averaging $9.64/GJ. We will look at layering in additional hedges if gas prices continue to increase as we move closer to the winter months. Hedging has helped us maintain distributions at $0.23 per unit through the shoulder season thus far, although the payout ratio has risen to 95% for the year to date. We look forward to the winter strengthening in gas prices which should bring our payout ratio back to historical levels below 90%.

Federal Income Tax Developments

On October 31, the federal government announced its intention to change the way that royalty trusts and income funds are taxed. The government is proposing that starting in 2011, distributions will be taxable in the same way as dividends from corporations. Trusts will be required to pay federal tax prior to issuing distributions. Currently trusts pay little or no corporate tax as a portion of their cash flow is paid directly to unitholders in the form of distributions, which are then taxed in the hands of the unitholders.

For taxable Canadian unitholders, after-tax distributions will be essentially unchanged as unitholders will be eligible for a partial tax credit similar to the current dividend tax credit.

For unitholders holding their trust units in tax-deferred accounts like RRSPs and pension plans, and for non-Canadian residents, distributions will be reduced by approximately 30% as a result of the tax paid by the trust. Neither will be eligible to recover a portion of the federal tax paid by the trust through the dividend tax credit mechanism.

We have already seen the market's response to the proposed changes in the value of our unit price. Again, unitholders should note that if the changes are enacted, Shiningbank, as an existing trust, will not be required to pay any federal taxes until 2011.

To represent the interests of our unitholders, we are participating in lobbying efforts to reverse what Shiningbank considers an ill-conceived policy which will negatively affect our unitholders and could have far-reaching impacts for our sector. As the issue evolves, our website will have regular updates detailing the actions Shiningbank is taking and what you, our unitholders, can do to help the effort.

At this point, we strongly urge our unitholders to voice their concerns to the federal government. We believe that the voice of individual voters and investors is critical and will be far more persuasive to the government than the voice of corporate Canada.

Copies of the proposed legislation can be found on the Department of Finance website at: http://www.fin.gc.ca/news06/06-061e.html.

WE ENCOURAGE UNITHOLDERS TO CONTACT THEIR MEMBER OF PARLIAMENT. A directory of members of Parliament can be found at www.canada.gc.ca/directories/direct_e.html. Unitholders may also wish to contact the Minister of Finance, the Honourable Jim Flaherty:

Email:
flaherty.J@parl.gc.ca

Mail:
Honourable Jim Flaherty
House of Commons
Ottawa, ON, K1A 0A6
Fax: (613) 992-8320

Outlook

The closing of the Find acquisition, and the anticipated closing of Rider in December, will create a new platform for enhancing production and supporting distributions in the short term, and strengthening our long-life reserve base. We are very busy integrating the Find properties into our operations, preparing for completion of the Rider acquisition and planning the most active development program in our 10-year history.

The pursuit of accretive acquisitions and our strategy of acquiring high quality, long life natural gas assets are all aimed at our highest priority, continuing to manage the long-term stability of distributions to our unitholders. To ensure that long-term stability, we are actively working with the rest of our sector in lobbying against the federal government's proposed tax changes. All of those efforts are directed to representing our unitholders and protecting their interests.



David M. Fitzpatrick
President and Chief Executive Officer

November 2, 2006

management's discussion and analysis

Management's Discussion and Analysis

The following is management's discussion and analysis ("MD&A") of the operating and financial results of Shiningbank Energy Income Fund ("Shiningbank" or the "Fund") for the three and nine month periods ended September 30, 2006. This information is provided as of November 2, 2006. The third quarter and nine month results have been compared with the corresponding periods in 2005. This MD&A should be read in conjunction with the Fund's audited consolidated comparative financial statements for the years ended December 31, 2005 and 2004, together with the accompanying notes, and the Annual Information Form ("AIF") for the year ended December 31, 2005. These documents and additional information about the Fund are available on SEDAR at www.sedar.com.

Non-GAAP Measures

Management believes that funds flow and operating netbacks are useful supplemental measures. All references to funds flow throughout this MD&A are based on funds flow from operations, which management uses to analyze operating performance and leverage. Funds flow as presented is not intended to represent operating cash flow or operating profits, nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian generally accepted accounting principles ("GAAP"). The Fund considers funds flow a key measure of performance as it demonstrates the Fund's ability to generate the cash flow necessary to fund future distributions and capital investments and repay indebtedness. Operating netback, which is calculated as average unit sales price less royalties, transportation costs and operating costs, represents the cash margin for product sold, calculated on a boe basis. The Fund considers operating netback a key measure as it indicates the relative performance of crude oil and natural gas assets. Funds flow and operating netback as presented do not have any standardized meanings prescribed by Canadian GAAP and therefore may not be comparable with the calculations of similar measures for other entities.

Forward-Looking Statements

This MD&A contains forward-looking statements relating to future events. In some cases, forward-looking statements can be identified by such words as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" or similar expressions. These statements represent management's best projections, but undue reliance should not be placed upon them as they are derived from numerous assumptions. These assumptions are subject to known and unknown risks and uncertainties, including the business risks discussed in both the MD&A and the AIF for the year ended December 31, 2005, which may cause actual performance and financial results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

Barrel of Oil Equivalent

Barrel of oil equivalent (boe) volumes are reported at 6:1 with 6 mcf = 1 bbl. The 6:1 boe conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

Reporting Currency

All figures are in Canadian dollars unless otherwise noted.

Recent Developments

Effective September 6, 2006, Shiningbank acquired Find Energy Ltd. ("Find") for consideration of $348.5 million, funded through the issuance of 17,260,137 Trust Units and the assumption of $60.9 million of net debt.

On September 26, 2006, Shiningbank announced that it had entered into a transaction with Rider Resources Ltd. ("Rider") whereby Rider will spin-off substantially all of its undeveloped land and certain properties to a new exploration company (the ownership of which will be transferred to the shareholders of Rider) and Shiningbank will acquire Rider and substantially all of its developed properties. Total consideration is approximately $496 million, including the assumption of approximately $92 million of net debt. The transaction is expected to close in December 2006.

On October 31, the federal government announced its intention to change the way that royalty trusts and income funds are taxed. The proposed changes are not yet enacted and accordingly, there was no impact on the Fund's September 30, 2006 financial statements. If the proposals are enacted as currently written, they will result in taxation of distributions at the Trust level at a rate of 31.5% effective January 1, 2011. As Shiningbank is an existing trust, there will be no impact on cash flow in the four-year transition period. The Fund is currently assessing the proposals and the potential implications to the Fund.

Results of Operations

Production Volumes

	Three months ended September 30,			Nine months ended September 30,		
	2006	2005	%	**2006**	2005	%
Oil (bbl/d)	**2,281**	2,282	–	**2,246**	2,321	(3)
Natural gas (mmcf/d)	**105.2**	97.5	8	**103.4**	88.7	17
Natural gas liquids (bbl/d)	**2,988**	2,716	10	**2,856**	2,959	(3)
Oil equivalent (boe/d)	**22,805**	21,252	7	**22,343**	20,063	11
Natural gas % of production	**77%**	76%	1	**77%**	74%	3

Daily production for the third quarter averaged 22,805 boe/d, up 7% from the same period last year. For the nine months ended September 30, 2006, daily production volumes averaged 22,343 boe/d, 11% higher than 2005. The increase was primarily due to the acquisitions of Blizzard Energy Inc. ("Blizzard"), which closed on August 2, 2005, and Find, which closed on September 6, 2006. The Blizzard assets contributed 16% to third quarter 2006 production and 18% to production year to date. The Find assets contributed 7% to third quarter 2006 production and 3% to production year to date. Production growth was partially offset by the natural declines of producing properties, which are estimated to average 15% per year, and by fourth quarter 2005 dispositions which averaged 300 boe/d. Oil and NGL production was lower than in the year to date 2005 comparative period due to natural declines. Production for the remainder of 2006 is anticipated to average 26,000 to 26,500 boe/d including the Find acquisition. The proposed acquisition of Rider will add approximately 8,800 boe/d effective upon closing in early December 2006.

Pricing – Including Hedging Activity

	Three months ended September 30,			Nine months ended September 30,		
	2006	2005	%	**2006**	2005	%
Average prices – including hedging						
Oil ($/bbl)	**$ 71.41**	$ 69.55	3	**$ 67.58**	$ 60.82	11
Natural gas ($/mcf)	**$ 6.46**	$ 9.26	(30)	**$ 7.29**	$ 8.09	(10)
Natural gas liquids ($/bbl)	**$ 60.60**	$ 56.04	8	**$ 58.29**	$ 48.84	19
Oil equivalent ($/boe)	**$ 44.89**	$ 57.18	(21)	**$ 48.01**	$ 50.04	(4)
Benchmark prices						
WTI (US$/bbl)	**$ 70.48**	$ 63.19	12	**$ 68.22**	$ 55.40	23
AECO natural gas ($/mcf)	**$ 6.03**	$ 8.17	(26)	**$ 7.19**	$ 7.41	(3)

Natural Gas

Shiningbank's realized natural gas price averaged $6.46/mcf for the quarter, 30% lower than third quarter 2005. Year to date, the average price was 10% lower at $7.29. Hedging activity increased the realized gas price by $0.18/mcf for the quarter and $0.12/mcf year to date. This compares with a 2005 hedging loss of $0.14/mcf for the quarter and $0.06/mcf for the nine month period. Shiningbank has historically received a premium gas price to AECO benchmark monthly prices, but this was reduced in first quarter 2006 due to a reduction in daily versus monthly index gas prices. This variation did not occur in the second or third quarter and is not expected in the remainder of 2006, but could occur again in periods of rapidly weakening daily prices. Natural gas prices are expected to recover this winter and futures prices for 2007 are currently over $7.50/mcf.

Oil and Natural Gas Liquids

Realized oil prices for the quarter averaged $71.41/bbl, up 3% from third quarter 2005. Realized oil prices for the first nine months were $67.58/bbl, up 11% from the same period in 2005. Hedging had no effect on the price for either time period. This compares with 2005 hedging losses of $2.01/bbl for the quarter and $1.08/bbl year to date.

The benchmark West Texas Intermediate price averaged 12% higher for the quarter and 23% year to date; however, the relative strength of the Canadian dollar moderated the impact of the higher US dollar prices. Oil prices are expected to remain high in US dollar terms, with futures prices currently averaging over US$65.00/bbl for 2007.

NGL prices were also strong reflecting high oil prices. The quarterly average NGL price was 8% higher than in third quarter 2005 at $60.60/bbl, and 19% higher year to date at $58.29/bbl. Shiningbank's NGL prices typically average approximately 80% of Edmonton par oil prices. In third quarter 2006, the Fund's NGL prices averaged 85%, slightly higher than usual due to strong demand for NGL for use as diluent in the transportation of heavy oil.

Hedging

Shiningbank maintains an active hedging program designed to reduce the variability of funds flow and stabilize distributions. Under the Fund's hedging policy, not more than one-half of production volumes of any commodity can be hedged at any one time. Gains and losses from hedging activities are recorded when they are realized and are included in oil and natural gas sales unless a particular hedge is considered ineffective for accounting purposes. Currently, Shiningbank has the following hedging contracts in place, all of which are considered effective for accounting purposes:

Period	Commodity	Volume	Price
April 1, 2006 – October 31, 2006	Gas	5,000 GJ/d	$7.50/GJ floor $12.00/GJ ceiling
May 1, 2006 – October 31, 2006	Gas	10,000 GJ/d	$5.50/GJ floor $9.75/GJ ceiling
July 1, 2006 – March 31, 2007	Gas	5,000 GJ/d	$6.00/GJ floor $10.05/GJ ceiling
July 1, 2006 – March 31, 2007	Gas	5,000 GJ/d	$6.25/GJ floor $10.50/GJ ceiling
July 1, 2006 – October 31, 2006	Gas	5,000 GJ/d	$6.47/GJ
September 1, 2006 – December 31, 2006	Gas	10,000 GJ/d	$6.65/GJ
November 1, 2006 – March 31, 2007	Gas	5,000 GJ/d	$8.55/GJ floor $11.50/GJ ceiling
December 1, 2006 – March 31, 2007	Gas	5,000 GJ/d	$6.75/GJ floor $9.70/GJ ceiling
January 1, 2007 – December 31, 2007	Gas	10,000 GJ/d	$6.50/GJ floor $9.00/GJ ceiling
July 1, 2006 – December 31, 2006	Oil	500 bbl/d	US$55.00/bbl floor US$89.10/bbl ceiling

Revenues

(000s)	Three months ended September 30, 2006	% of Revenue	2005	% of Revenue	Nine months ended September 30, 2006	% of Revenue	2005	% of Revenue
Oil	**$ 14,982**	**16**	$ 15,024	13	**$ 41,430**	**14**	$ 39,217	14
Natural gas	**60,752**	**64**	84,486	76	**202,542**	**69**	197,417	72
Natural gas liquids	**16,661**	**18**	14,004	12	**45,449**	**16**	39,457	14
Other income (loss)	**(120)**	**–**	(40)	–	**281**	**–**	1,037	–
Gas hedging	**1,791**	**2**	(1,288)	(1)	**3,418**	**1**	(1,324)	–
Oil hedging	**–**	**–**	(423)	–	**–**	**–**	(680)	–
	$ 94,066	**100**	$ 111,763	100	**$ 293,120**	**100**	$ 275,124	100

The accompanying table demonstrates the net effect of price and volume variances on revenues.

Sales Variance Analysis (Including Hedging Activity)

(000s)	Three months ended September 30, 2006/2005	Nine months ended September 30, 2006/2005
Oil and natural gas liquids		
Volume increase (decrease)	**$ 1,396**	**$ (2,622)**
Price increase	**1,642**	**11,507**
Net increase	**$ 3,038**	**$ 8,885**
Natural gas		
Volume increase	**$ 6,555**	**$ 32,598**
Price decrease	**(27,210)**	**(22,731)**
Net increase (decrease)	**$ (20,655)**	**$ 9,867**

Royalties

	Three months ended September 30, 2006	2005	%	Nine months ended September 30, 2006	2005	%
Total royalties, net (000s)	**$ 16,971**	$ 23,320	(27)	**$ 53,406**	$ 58,924	(9)
As a % of revenue	**18.0%**	20.9%	(14)	**18.2%**	21.4%	(15)
Per boe	**$ 8.09**	$ 11.93	(32)	**$ 8.76**	$ 10.76	(19)

Royalty expense consists of royalties paid to provincial governments, freehold landowners and overriding royalty owners. The royalty rate decreased by 14% in the third quarter and 15% year to date due to production from the Sousa area where the Fund has lower royalty rates, combined with several one-time recoveries. The Fund expects royalty rates to average 20% for the remainder of 2006, including the effect of the Find properties which have slightly higher royalty rates.

Transportation Costs

	Three months ended September 30, 2006	2005	%	Nine months ended September 30, 2006	2005	%
Transportation costs (000s)	**$ 1,557**	$ 1,400	11	**$ 4,389**	$ 3,642	21
Per boe	**$ 0.74**	$ 0.72	3	**$ 0.72**	$ 0.66	9

Transportation costs increased 3% on a boe basis from third quarter 2005 and 9% year to date due to higher transportation costs related to the Blizzard properties. Transportation costs are expected to average $0.75/boe for the remainder of 2006.

Operating Costs

	Three months ended September 30,			Nine months ended September 30,		
	2006	2005	%	**2006**	2005	%
Operating costs (000s)	**$ 17,238**	$ 14,034	23	**$ 50,436**	$ 39,755	27
Per boe	**$ 8.22**	$ 7.18	14	**$ 8.27**	$ 7.26	14

Operating costs on a boe basis increased 14% from third quarter 2005 and 14% year over year due to industry cost pressures, higher fuel and power costs together with workover costs at Sousa in the first quarter. The increases were partially offset by the Blizzard properties which have lower operating costs. Operating costs are expected to decline to $7.50/boe for the remainder of 2006 with lower operating cost properties from Find contributing to the reduction in this rate in the fourth quarter.

Operating Netbacks

	Three months ended September 30,			Nine months ended September 30,		
($/boe)	**2006**	2005	%	**2006**	2005	%
Oil and natural gas sales	**$ 44.89**	$ 57.18	(21)	**$ 48.01**	$ 50.04	(4)
Other income (loss)	**(0.06)**	(0.02)	200	**0.05**	0.19	(74)
Royalties	**(8.09)**	(11.93)	(32)	**(8.76)**	(10.76)	(19)
Transportation costs	**(0.74)**	(0.72)	3	**(0.72)**	(0.66)	9
Operating costs	**(8.22)**	(7.18)	14	**(8.27)**	(7.26)	14
Operating netbacks	**$ 27.78**	$ 37.33	(26)	**$ 30.31**	$ 31.55	(4)

Total operating netbacks decreased 26% quarter over quarter and 4% year to date due mainly to lower natural gas prices and higher operating costs. This decrease was partially offset by lower royalty costs.

General and Administrative Costs

	Three months ended September 30,			Nine months ended September 30,		
	2006	2005	%	**2006**	2005	%
General and administrative costs (000s)	**$ 2,362**	$ 2,101	12	**$ 7,231**	$ 6,028	20
Per boe	**$ 1.13**	$ 1.07	6	**$ 1.19**	$ 1.10	8
Per average Trust Unit	**$ 0.03**	$ 0.03	–	**$ 0.10**	$ 0.11	(9)

General and administrative costs increased 6% on a boe basis from third quarter 2005 and 8% year over year due to higher activity levels related to acquisitions and development activities, higher costs due to additional regulatory requirements and significant pressure on salaries and benefits in a very competitive environment for staff. General and administrative costs are expected to be approximately $1.50/boe for full year 2006, including incremental costs from the Find acquisition compared to $1.34/boe for 2005.

Interest on Long Term Debt

	Three months ended September 30,			Nine months ended September 30,		
	2006	2005	%	**2006**	2005	%
Interest on long term debt (000s)	**$ 4,263**	$ 2,617	63	**$ 10,202**	$ 6,392	60
Per boe	**$ 2.03**	$ 1.34	51	**$ 1.67**	$ 1.17	43
Per average Trust Unit	**$ 0.06**	$ 0.04	50	**$ 0.15**	$ 0.11	36

Interest expense per average Trust Unit increased 50% from third quarter 2005 and 36% for the nine month period. The increase was due to higher debt levels resulting from an active development program, the Find acquisition and higher interest rates. Shiningbank is currently in compliance with all external debt covenants. All of Shiningbank's debt is floating rate bank debt. Interest expense for the remainder of 2006 is expected to be approximately $1.75/boe.

Depletion, Depreciation and Accretion

	Three months ended September 30,			Nine months ended September 30,		
	2006	2005	%	**2006**	2005	%
Depletion, depreciation and accretion (000s)	**$ 46,337**	$ 38,451	21	**$ 129,629**	$ 98,455	32
Per boe	**$ 22.09**	$ 19.67	12	**$ 21.25**	$ 17.98	18

Depletion, depreciation and accretion per boe rose 12% for the third quarter and 18% for the nine month period. The increase was primarily related to the acquisition of Outlook Energy Corp. ("Outlook") in the second quarter of 2005, the Blizzard acquisition in third quarter 2005 and the Find acquisition in September 2006.

Trust Unit Incentive Compensation

	Three months ended September 30,			Nine months ended September 30,		
	2006	2005	%	**2006**	2005	%
Trust Unit incentive compensation (000s)	**$ 940**	$ 643	46	**$ 2,856**	$ 1,865	53
Per boe	**$ 0.45**	$ 0.33	36	**$ 0.47**	$ 0.34	38

During third quarter 2006, three new issues aggregating 80,000 Trust Unit rights were granted (2005 – four issues totalling 80,000 Trust Unit rights). Eight new issues of rights aggregating 981,000 (2005 – 847,500) have been granted during the year. The fair value of rights issued was determined using a Black-Scholes model and will be brought into income over the vesting period of the rights. The total third quarter 2006 expense of $940,000 (2005 – $643,000) represented the fair value of rights issued during 2003 through to third quarter 2006. During the first nine months of 2006, the total expense was $2.9 million (2005 – $1.9 million). All of these costs are "non-cash" costs and are not deducted in determining distributions to unitholders.

Internalization of Management Contract

	Three months ended September 30,			Nine months ended September 30,		
	2006	2005	%	**2006**	2005	%
Internalization of management contract (000s)	**$ 123**	$ 368	(67)	**$ 371**	$ 1,104	(66)
Per boe	**$ 0.06**	$ 0.19	(68)	**$ 0.06**	$ 0.20	(70)

Effective October 9, 2002, the Fund internalized its management by acquiring all of the shares of Shiningbank Energy Management Inc., the former manager of the Fund. Prior to the acquisition, the Fund paid a fee equal to 3.25% of net operating income, a fee equal to 1.5% of the purchase price of acquisitions and a quarterly scheduled dividend in accordance with the terms of a management agreement. The acquisition eliminated all future fees and dividends.

Of the total purchase price of $20.6 million, $11.0 million was deferred, representing Exchangeable Shares subject to escrow provisions which are being amortized into income over specific vesting periods through 2007. During third quarter 2006, $123,000 (2005 – $368,000) was expensed, representing the amortization of these escrowed Exchangeable Shares. During the first nine months of 2006, $371,000 was expensed (2005 – $1.1 million).

Taxes

	Three months ended September 30,			Nine months ended September 30,		
	2006	2005	%	**2006**	2005	%
Capital and large corporations taxes (000s)	**$ 98**	$ 570	(83)	**$ 77**	$ 796	(90)
Future income tax recovery (000s)	**$ (11,500)**	$ (2,736)	320	**$ (29,252)**	$ (5,988)	389
Per boe	**$ (5.43)**	$ (1.11)	389	**$ (4.79)**	$ (0.94)	410

The Fund is obligated to pay provincial capital taxes in its operating entities. Under the Fund's structure, payments are made from Shiningbank Energy Ltd. to the Fund. These payments provide the mechanism for transferring income to unitholders along with tax benefits and future tax liabilities. Current income taxes are not presently payable by the Fund or its operating entities. First quarter 2006 provisions for federal large corporations tax were reversed in second quarter reflecting recently introduced changes to the Tax Act. Future income taxes were also lower mainly due to lower tax rates enacted in the second quarter of 2006.

Earnings

The following table sets out changes in earnings before and after income taxes.

	Three months ended September 30,			Nine months ended September 30,		
	2006	2005	%	**2006**	2005	%
Earnings before future income taxes (000s)	**$ 4,177**	$ 28,259	(85)	**$ 34,523**	$ 58,163	(41)
Per Trust Unit – basic	**$ 0.06**	$ 0.46	(87)	**$ 0.49**	$ 1.02	(52)
– diluted	**$ 0.06**	$ 0.46	(87)	**$ 0.49**	$ 1.01	(51)
Net earnings (000s)	**$ 15,677**	$ 30,995	(49)	**$ 63,775**	$ 64,151	(1)
Per Trust Unit – basic	**$ 0.21**	$ 0.51	(59)	**$ 0.91**	$ 1.13	(19)
– diluted	**$ 0.21**	$ 0.50	(58)	**$ 0.90**	$ 1.11	(19)

Distributions to Unitholders

(000s except per Trust Unit amounts)	Three months ended September 30, 2006	2005	%	Nine months ended September 30, 2006	2005	%
Funds flow from operations	**$ 51,577**	$ 67,721	(24)	**$ 167,379**	$ 158,583	6
Capital expenditures	**(23,692)**	(24,690)	(4)	**(100,519)**	(50,422)	99
Asset retirement expenditures	**(454)**	32	(1,519)	**(1,837)**	(878)	109
Working capital adjustments	**27,759**	2,687	933	**94,818**	13,592	598
Distributions to unitholders	**$ 55,190**	$ 45,750	21	**$ 159,841**	$ 120,875	32
Distributions per Trust Unit	**$ 0.69**	$ 0.69	–	**$ 2.22**	$ 2.07	7
Trust Units outstanding, end of period	**85,738**	67,676	27	**85,738**	67,676	27
Payout ratio	**107%**	68%		**95%**	76%	

Total distributions to unitholders increased 21% from third quarter 2005 and 32% year over year. The increases were attributable to improved funds flow due mainly to higher production volumes. The increase in the number of Trust Units outstanding and higher planned capital expenditures partially offset the higher funds flow. The Fund paid out 107% of its funds flow for third quarter 2006 and 95% year to date (2005 – 68% third quarter, 76% year to date). Due to the timing of the Find acquisition, distributions for the production months of August (paid October 15) and September (paid November 15) were paid on the Trust Units issued to the former shareholders of Find, yet funds flow from the Find properties were only recorded effective September 6, 2006. Synchronizing the distribution with the funds flow would have resulted in a 99% payout ratio for the third quarter and 93% year to date. Accumulated Trust Unit distributions since inception total $850.1 million.

On a per Trust Unit basis, distributions increased 7% for the first nine months of 2006 compared to 2005 and remained consistent with the third quarter of 2005. Distributions in fourth quarter 2005 were increased to $0.30 per Trust Unit from $0.23 per Trust Unit which had been paid since June 2003. This increase reflected stable production performance and strength in natural gas prices. Due to the weakening in natural gas prices in 2006, distributions were decreased to $0.25 per Trust Unit for the distribution paid on April 15, 2006 with a further decrease to $0.23 per Trust Unit for the distribution payable on August 15, 2006. Future distributions are subject to change as dictated by commodity prices, operations and future business development.

Funds Flow from Operations

The following table reconciles a non-GAAP measure, funds flow from operations, to the nearest GAAP measure, cash flow from operating activities.

(000s)	Three months ended September 30, 2006	2005	%	Nine months ended September 30, 2006	2005	%
Cash flow from operating activities	**$ (7,269)**	$ 20,627	(135)	**$ 107,230**	$ 124,151	(14)
Change in non-cash working capital	**58,392**	47,126	24	**58,312**	33,554	74
Asset retirement expenditures	**454**	(32)	(1,519)	**1,837**	878	109
Funds flow from operations	**$ 51,577**	$ 67,721	(24)	**$ 167,379**	$ 158,583	6

Quarterly Financial Information

(000s except per Trust Unit amounts)	**September 30, 2006**	June 30, 2006	March 31, 2006	December 31, 2005
Oil and natural gas sales	**$ 94,066**	$ 93,011	$ 106,043	$ 144,539
Earnings before future income taxes	**4,177**	9,797	20,549	49,336
Per Trust Unit – basic	**0.06**	0.14	0.30	0.72
– diluted	**0.06**	0.14	0.30	0.71
Net earnings	**15,677**	23,896	24,202	50,085
Per Trust Unit - basic	**0.21**	0.35	0.35	0.73
– diluted	**0.21**	0.35	0.35	0.72
Funds flow from operations	**51,577**	53,349	62,453	94,181
Per weighted average Trust Unit	**0.71**	0.78	0.91	1.38
Distributions to unitholders	**55,190**	49,956	54,695	61,391
Per Trust Unit	**0.69**	0.73	0.80	0.90
Payout ratio	**107%**	94%	88%	65%

	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004
Oil and natural gas sales	$ 111,763	$ 83,222	$ 80,139	$ 82,453
Earnings before future income taxes	28,259	17,015	12,889	13,974
Per Trust Unit – basic	0.46	0.31	0.24	0.26
– diluted	0.46	0.31	0.23	0.25
Net earnings	30,995	18,781	14,375	88,038
Per Trust Unit – basic	0.51	0.34	0.26	1.62
– diluted	0.50	0.34	0.26	1.60
Funds flow from operations	67,721	46,353	44,509	47,220
Per weighted average Trust Unit	1.11	0.85	0.81	0.87
Distributions to unitholders	45,750	37,628	37,497	37,390
Per Trust Unit	0.69	0.69	0.69	0.69
Payout ratio	68%	81%	84%	79%

Quarterly fluctuations primarily result from production increases due to acquisitions, volumes added through the Fund's development drilling program, and changes in realized commodity prices which can be extremely volatile.

Volume increases occurred through the acquisition of Outlook in second quarter 2005, the acquisition of Blizzard in third quarter 2005, and again with the Find acquisition in third quarter 2006. The Fund's development drilling program strives to replace natural declines on the production base, with results affected by such factors as field conditions, availability of drilling and production equipment and drilling success. Shiningbank's drilling success rate in the first nine months of 2006 was 98%.

Natural gas prices have been strong through the past eight quarters with a sharp increase in third and fourth quarter 2005 followed by a return to more normal levels in 2006. Third quarter 2006 natural gas prices declined substantially and, while strong relative to historical levels, they have weakened significantly from earlier in 2006 and late 2005 due to a surplus of natural gas inventories. Oil prices increased substantially in late 2004 and continued to rise in 2005 and 2006 although prices have weakened early in fourth quarter 2006. Distributions per Trust Unit increased 7% for year to date 2006 from the same period in 2005 based on overall production growth and the strength in pricing for oil and NGL. The increase in funds flow was used to fund capital expenditures and to pay distributions on a greater number of Trust Units outstanding.

Costs for Development Activities

A total of $23.7 million was spent on drilling and new facilities during third quarter 2006 and $100.5 million year to date 2006, compared with $24.7 million and $50.4 million, respectively, for the same periods in 2005. Funds flow contributed $7.5 million of the year to date expenditures, with the balance funded by bank debt, proceeds from the Fund's Distribution Reinvestment Plan ("DRIP") and working capital drawdown. The third quarter expenditures were funded substantially by bank debt, proceeds from the DRIP and working capital drawdown.

A total of 151 wells (92.9 net) were drilled in the first nine months of 2006, of which 128 (86.2 net) were successful gas wells, 20 (4.6 net) were successful oil wells, one (0.1 net) was a service well and two (2.0 net) were dry and abandoned.

In the remainder of 2006, the Fund plans to spend an additional $35 to $40 million, inclusive of potential spending relating to the Rider acquisition, on drilling, tie-ins, new facilities and maintenance capital. This will be funded through a combination of bank debt, proceeds from the DRIP and funds flow.

Liquidity and Capital Resources

Shiningbank's ability to grow depends on access to bank lines of credit and periodic issues of new equity to fund acquisitions. Smaller acquisitions through the course of a year may be funded by a combination of bank debt, funds flow and proceeds from the DRIP. Equity is issued to fund single large acquisitions, or to pay down bank debt accumulated following a number of smaller acquisitions. When the proceeds of an equity issue are greater than acquisition costs, the excess is used to reduce bank debt.

Long Term Debt

The Fund currently has a $480 million revolving credit facility, which was increased from $365 million in September 2006, of which $357.6 million was drawn at September 30, 2006. The revolving period extends to April 25, 2007, at which time the facility, unless renewed, reverts to a two-year term with principal payments, if necessary, commencing on July 26, 2007. The facility is secured by a $600 million floating charge debenture on all assets of Shiningbank together with supporting debentures and guarantees from the Fund's material subsidiaries and affiliates. Borrowings under the facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.95%, depending on the Fund's total debt to funds flow ratio or, at Shiningbank.'s option, the bankers' acceptance rate plus a stamping fee. At September 30, 2006, the debt to annualized funds flow ratio was 1.7:1. This ratio is unusually high as a result of the inclusion of the Find debt at quarter-end without a corresponding quarter of funds flow. This effect will be normalized in the fourth quarter, however, a similar effect is expected to occur from the Rider acquisition which is expected to close in early December 2006.

Unitholders' Equity

A total of 51,002 Trust Units were issued during the third quarter (291,714 year to date) under the Trust Unit Rights Incentive Plan and the DRIP.

When equity is raised in a public equity issue, the intended use of proceeds is specified in the related prospectus. Each major equity issue has been undertaken to acquire properties or to reduce debt incurred from prior acquisitions. In all cases, the proceeds were used according to the purpose specified.

As of November 2, 2006, the Fund had 85,756,582 Trust Units, 260,100 non-escrowed Exchangeable Shares and 75,775 escrowed Exchangeable Shares outstanding. The remaining Exchangeable Shares held in escrow will be released in October 2007. Exchangeable Shares are not eligible for distributions until they are exchanged for Trust Units at the discretion of the holder. The exchange rate was initially one Trust Unit for each Exchangeable Share. The exchange rate increases with each distribution by an amount equal to the per unit distribution divided by the 10-day weighted average trading price of the Trust Units preceding the record date for that distribution. As of September 30, 2006, the exchange rate was 1.54775 Trust Units for each Exchangeable Share.

Contractual Obligations

		Payments Due by Period			
(000s)	**Total**	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Long term debt principal[1]	**$ 357,564**	$ –	$ 357,564	$ –	$ –
Operating leases	**12,088**	2,561	5,998	3,498	31
Pipeline transportation	**2,575**	1,139	1,436	–	–
Total obligations	**$ 372,227**	$ 3,700	$ 364,998	$ 3,498	$ 31

[1] Assumes that the revolving credit facility is not renewed in April 2007.

Shiningbank has ongoing capital commitments in the ordinary course of business for development drilling, equipment and facilities. These are funded through a combination of funds flow, proceeds from the DRIP, debt financing and periodic equity financing.

Critical Accounting Estimates

The Fund makes numerous accounting estimates in its financial statements in order to provide timely information to users. A critical accounting estimate is one that requires management to make assumptions about matters that are highly uncertain at the time the estimate is made and, if a different estimate was used, financial results would be materially different. The following estimates are considered critical:

Reserves

The Fund must estimate its oil and gas reserves. Reserves are evaluated and reported on annually by independent petroleum reserve evaluators who use various subjective factors and assumptions, including forecasts of costs based on geological and engineering data, projected future rates of production, and timing and amounts of future development costs. Although reserves are estimated, management believes the estimates are reasonable based on information available at the time the estimates were prepared. Management, the Fund's internal engineers, and the Environment, Health, Safety and Reserve Committee of the Board of Directors of Shiningbank Energy Ltd. all review the estimates reported by the independent reserve evaluators.

As new information becomes available, changes are made to the reserve estimates and future development cost estimates. Historically, the Fund has had no significant changes to these estimates, with the exception of adjusting reserves for acquisitions and divestitures and the results of new drilling. Future actual results could vary greatly from the estimates made, resulting in material changes to the depletion calculation and the asset impairment test.

Asset Retirement Obligations

The Fund's estimated asset retirement obligations are based on estimated timing and costs to abandon and restore properties and facilities.

Related Party Transactions

During the nine months ended September 30, 2006, Shiningbank incurred $174,000 for legal services (2005 – $830,000) provided by a firm in which a current director is a partner, none of which was outstanding at September 30, 2006. These payments were made in the normal course of operations, on commercial terms, and therefore were recorded at cost.

Consolidated Balance Sheets

(unaudited) ($ thousands)	September 30, 2006	December 31, 2005
Assets		
Current assets		
Accounts receivable	**$ 73,033**	$ 76,945
Prepaid expenses	**9,510**	6,747
	82,543	83,692
Fixed assets		
Petroleum and natural gas properties and equipment	**2,061,114**	1,539,488
Accumulated depletion and depreciation	**(633,174)**	(505,150)
	1,427,940	1,034,338
Goodwill	**131,740**	51,124
Other assets	**499**	426
	$ 1,642,722	$ 1,169,580
Liabilities and Unitholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	**$ 77,709**	$ 78,332
Trust Unit distributions payable	**39,444**	40,950
	117,153	119,282
Long term debt (note 2)	**357,564**	199,129
Future income taxes	**139,077**	83,829
Asset retirement obligation	**31,566**	30,348
Unitholders' equity		
Trust Units (note 4)	**1,350,516**	996,855
Exchangeable Shares (note 4)	**4,619**	4,248
Contributed surplus (note 4)	**5,768**	3,364
Deficit	**(363,541)**	(267,475)
	997,362	736,992
Commitments and contingencies (note 7)		
Subsequent events (note 9)		
	$ 1,642,722	$ 1,169,580

See selected accompanying notes to the interim financial statements

Consolidated Statements of Earnings and Deficit

(unaudited) ($ thousands, except per Trust Unit amounts)	Three months ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2006	Nine months ended September 30, 2005
Revenues				
Oil and natural gas sales	**$ 94,066**	$ 111,763	**$ 293,120**	$ 275,124
Royalties	**16,971**	23,320	**53,406**	58,924
	77,095	88,443	**239,714**	216,200
Expenses				
Transportation	**1,557**	1,400	**4,389**	3,642
Operating	**17,238**	14,034	**50,436**	39,755
General and administrative	**2,362**	2,101	**7,231**	6,028
Interest on long term debt	**4,263**	2,617	**10,202**	6,392
Depletion, depreciation and accretion	**46,337**	38,451	**129,629**	98,455
Trust Unit incentive compensation (note 4)	**940**	643	**2,856**	1,865
Internalization of management contract	**123**	368	**371**	1,104
	72,820	59,614	**205,114**	157,241
Earnings before taxes	**4,275**	28,829	**34,600**	58,959
Capital and large corporations taxes	**98**	570	**77**	796
Future income tax recovery	**(11,500)**	(2,736)	**(29,252)**	(5,988)
Net earnings	**$ 15,677**	$ 30,995	**$ 63,775**	$ 64,151
Deficit, beginning of period	**(324,028)**	(241,414)	**(267,475)**	(199,445)
Distributions to unitholders	**(55,190)**	(45,750)	**(159,841)**	(120,875)
Deficit, end of period	**$ (363,541)**	$ (256,169)	**$ (363,541)**	$ (256,169)
Net earnings per Trust Unit (note 4)				
Basic	**$ 0.21**	$ 0.51	**$ 0.91**	$ 1.13
Diluted	**$ 0.21**	$ 0.50	**$ 0.90**	$ 1.11

See selected accompanying notes to the interim financial statements

Consolidated Statements of Cash Flows

(unaudited) ($ thousands)	Three months ended September 30, 2006	2005	Nine months ended September 30, 2006	2005
Operating activities				
Net earnings	**$ 15,677**	$ 30,995	**$ 63,775**	$ 64,151
Items not requiring cash				
Depletion, depreciation and accretion	**46,337**	38,451	**129,629**	98,455
Internalization of management contract	**123**	368	**371**	1,104
Trust Unit incentive compensation	**940**	643	**2,856**	1,865
Gain on sale of other assets	**–**	–	**–**	(1,004)
Future income tax recovery	**(11,500)**	(2,736)	**(29,252)**	(5,988)
Funds flow from operations	**51,577**	67,721	**167,379**	158,583
Asset retirement expenditures	**(454)**	32	**(1,837)**	(878)
Change in non-cash working capital (note 5)	**(58,392)**	(47,126)	**(58,312)**	(33,554)
	(7,269)	20,627	**107,230**	124,151
Financing activities				
Increase in long term debt	**78,221**	(4,509)	**158,435**	20,776
Distributions to unitholders	**(55,190)**	(45,750)	**(159,841)**	(120,875)
Issue of Trust Units	**1,078**	98,408	**6,108**	104,764
	24,109	48,149	**4,702**	4,665
Change in non-cash working capital (note 5)	**6,595**	6,040	**(1,506)**	6,209
	30,704	54,189	**3,196**	10,874
Investing activities				
Property acquisitions	**(909)**	(1,942)	**(6,516)**	(3,275)
Corporate acquisitions	**(1,340)**	(47,659)	**(1,340)**	(79,019)
Capital expenditures	**(23,692)**	(24,690)	**(100,519)**	(50,422)
Proceeds on sale of properties	**–**	5	**–**	(51)
Proceeds on sale of other assets	**–**	–	**–**	1,336
	(25,941)	(74,286)	**(108,375)**	(131,431)
Change in non-cash working capital (note 5)	**2,506**	(530)	**(2,051)**	(3,594)
	(23,435)	(74,816)	**(110,426)**	(135,025)
Change in cash	**$ –**	$ –	**$ –**	$ –
Cash, beginning of period	**–**	–	**–**	–
Cash, end of period	**$ –**	$ –	**$ –**	$ –

See selected accompanying notes to the interim financial statements

Notes to the Consolidated Financial Statements

For the periods ended September 30, 2006 and 2005
(Tabular amounts are in $ thousands, except Trust Units and per Trust Unit amounts)

1. Significant Accounting Policies

The interim consolidated financial statements of Shiningbank Energy Income Fund ("Shiningbank" or the "Fund") have been prepared by management using Canadian generally accepted accounting principles and follow the same accounting principles and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2005 unless otherwise disclosed. The disclosures provided below are incremental to those included with the audited annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and the notes thereto in the Fund's 2005 financial report.

2. Long Term Debt

Shiningbank Energy Ltd. (the "Corporation") maintains a $480 million revolving credit facility (increased from $365 million in September 2006) with a syndicate of Canadian chartered banks of which $357.6 million was drawn at September 30, 2006. Borrowings under the credit facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.95%, depending on the total debt to funds flow ratio, or, at the Corporation's option, the bankers' acceptance rate plus a stamping fee. The credit facility is secured by a $600 million floating charge debenture on all assets of the Corporation together with supporting debentures and guarantees from the Fund's material subsidiaries and affiliates. The revolving period extends to April 25, 2007, at which time the credit facility, unless renewed, reverts to a two-year term with the principal payments, if necessary, commencing on July 26, 2007.

3. Business Acquisition

Acquisition of Find Energy Ltd.

Effective September 6, 2006, the Corporation acquired Find Energy Ltd. ("Find") pursuant to a take-over bid for $348.5 million. The acquisition was accounted for by the purchase method and the results of operations of Find are included in the accounts from the closing date. The following allocation of net assets acquired is a preliminary calculation which is subject to change.

Fair value of Shiningbank Trust Units issued	$ 347,101
Related fees and expenses	1,365
Cost of acquisition	$ 348,466
Debt and working capital deficiency	$ (60,889)
Future income taxes	(84,500)
Asset retirement obligation	(4,198)
Goodwill	80,616
Petroleum and natural gas properties and equipment	417,437
Total consideration	$ 348,466

4. Trust Units

(a) Authorized

300,000,000 Trust Units

(b) Issued

	Number	Amount
Balance, December 31, 2005	68,186,198	$ 996,855
Issued on acquisition (note 3)	17,260,137	347,101
Issued for cash under Distribution Reinvestment Plan	177,049	4,290
Issued on exercise of rights	114,665	1,851
Less: Commissions and issue costs		(33)
Transfer from contributed surplus on exercise of rights		452
Balance, September 30, 2006	85,738,049	$ 1,350,516

(c) Exchangeable Shares[1]

	Number	Amount
Balance, December 31, 2005	184,326	$ 4,248
Amortization of deferred portion		371
Balance, September 30, 2006	184,326	$ 4,619
Exchange ratio, September 30, 2006	1.54775	
Trust Units issuable upon conversion of non-escrowed shares	285,291	
Trust Units issuable upon conversion of 151,549 escrowed shares	234,560	
Total Trust Units issuable upon conversion of all shares	519,851	

[1] Exchangeable Shares are non-transferable.

(d) Trust Unit Rights Incentive Plan

At September 30, 2006, there were 2,673,002 (2005 – 1,896,667) rights outstanding, of which 1,002,002 (2005 – 537,500) were exercisable at a weighted average exercise price of $13.56 (2005 – $13.16).

	Number	Weighted Average Exercise Price
Rights		
Balance, December 31, 2005	1,855,000	$ 16.74
Granted	981,000	$ 28.07
Exercised	(114,665)	$ 16.14
Forfeited	(48,333)	$ 24.24
Balance before reduction of exercise price	2,673,002	$ 20.79
Reduction of exercise price		(1.14)
Balance, September 30, 2006	2,673,002	$ 19.65

4(d). Trust Units *(continued)*

The following table summarizes information about Trust Unit rights outstanding and exercisable at September 30, 2006:

	Rights Outstanding		Rights Exercisable		
	Number Outstanding at September 30, 2006	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at September 30, 2006	Weighted Average Exercise Price
$8.00 to $14.99	**899,501**	**6.3**	**$ 12.28**	**744,501**	**$ 11.76**
$15.00 to $20.99	**847,501**	**8.4**	**$ 18.87**	**244,168**	**$ 18.58**
$21.00 to $28.99	**926,000**	**9.3**	**$ 27.53**	**13,333**	**$ 22.38**
$8.00 to $28.99	**2,673,002**	**8.0**	**$ 19.65**	**1,002,002**	**$ 13.56**

Shiningbank recorded Trust Unit incentive compensation expense of $2.9 million for the nine months ended September 30, 2006 (2005 – $1.9 million) and $940,000 for the quarter (2005 – $643,000) for rights issued between 2003 and 2006. This expense is related to costs reported in general and administrative expenses on the statement of earnings and deficit.

The following table reconciles the movement in the contributed surplus balance:

	Amount
Balance, December 31, 2005	**$ 3,364**
Trust Unit incentive compensation	**2,856**
Net benefit on rights exercised[1]	**(452)**
Balance, September 30, 2006	**$ 5,768**

[1] Upon exercise, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders' equity.

The $5.9 million fair value of the 981,000 rights issued during the nine months ended September 30, 2006 – $6.06 per right (2005 – $4.67 per right) was estimated using a Black-Scholes option-pricing model with the following assumptions: risk-free interest rates of 4.0% to 4.6% (2005 – 3.8% to 4.2%), volatility of 60%, life of 10 years, and a dividend yield rate of 10% representing the difference between the anticipated distribution and the anticipated reduction in the strike price. Users are cautioned that the assumptions made are estimates of future events and actual results could differ materially from those estimated.

(e) Per Trust Unit amounts

For the nine months ended September 30, 2006, the weighted average number of Trust Units and non-escrowed Exchangeable Shares outstanding was 70,159,480 (2005 – 56,797,492) and for the three months ended September 30, 2006 was 73,149,561 (2005 – 60,895,421). In computing diluted net earnings per Trust Unit, the dilutive effect of unit rights and escrowed Exchangeable Shares added 422,796 Trust Units (2005 – 811,028) for the nine months, and 318,529 (2005 – 848,169) for the quarter to the weighted average number of Trust Units outstanding.

5. Other Cash Flow Disclosures

	Three months ended September 30,		Nine months ended September 30,	
	2006	2005	**2006**	2005
Change in non-cash operating working capital				
Business acquisitions (note 3)	**$ (60,889)**	$ (44,252)	**$ (60,889)**	$ (44,748)
Accounts receivable	**(13,200)**	(19,973)	**3,912**	(13,235)
Prepaid expenses	**(2,970)**	(2,850)	**(2,763)**	(2,835)
Accounts payable and accrued liabilities	**18,667**	19,949	**1,428**	27,264
	$ (58,392)	$ (47,126)	**$ (58,312)**	$ (33,554)
Change in non-cash financing working capital				
Distributions payable to unitholders	**$ 6,595**	$ 6,040	**$ (1,506)**	$ 6,209
Change in non-cash investing working capital				
Accounts payable for capital accruals	**$ 2,506**	$ (530)	**$ (2,051)**	$ (3,594)
Cash payments				
Cash payments made for taxes	**$ 98**	$ 28	**$ 694**	$ 120
Cash payments made for interest	**$ 5,287**	$ 2,785	**$ 10,029**	$ 6,486

6. Financial Instruments

At September 30, 2006, Shiningbank held certain derivative financial instruments which are not recognized on the consolidated balance sheets. The estimated market value at September 30, 2006, had the contracts been settled at that time, would have been a gain of $5.1 million.

Period	Commodity	Volume	Price
April 1, 2006 – October 31, 2006	Gas	5,000 GJ/d	$7.50 /GJ floor $12.00/GJ ceiling
May 1, 2006 – October 31, 2006	Gas	10,000 GJ/d	$5.50 /GJ floor $9.75/GJ ceiling
July 1, 2006 – March 31, 2007	Gas	5,000 GJ/d	$6.00 /GJ floor $10.05/GJ ceiling
July 1, 2006 – March 31, 2007	Gas	5,000 GJ/d	$6.25 /GJ floor $10.50/GJ ceiling
July 1, 2006 – October 31, 2006	Gas	5,000 GJ/d	$6.47 /GJ
September 1, 2006 – December 31, 2006	Gas	10,000 GJ/d	$6.65 /GJ
November 1, 2006 – March 31, 2007	Gas	5,000 GJ/d	$8.55 /GJ floor $11.50/GJ ceiling
July 1, 2006 – December 31, 2006	Oil	500 bbl/d	US$55.00/bbl floor US$89.10/bbl ceiling

Subsequent to September 30, 2006, Shiningbank entered into two additional hedge contracts.

Period	Commodity	Volume	Price
December 1, 2006 – March 31, 2007	Gas	5,000 GJ/d	$6.75/GJ floor $9.70/GJ ceiling
January 1, 2007 - December 31, 2007	Gas	10,000 GJ/d	$6.50 /GJ floor $9.00/GJ ceiling

7. Commitments and Contingencies

The following is a summary of the Fund's contractual obligations and commitments as at September 30, 2006:

		Payments Due by Period			
	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Operating leases	**$ 12,088**	$ 2,561	$ 5,998	$ 3,498	$ 31
Pipeline transportation	**2,575**	1,139	1,436	–	–
Total obligations	**$ 14,663**	$ 3,700	$ 7,434	$ 3,498	$ 31

The Fund is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that any resulting settlements would not materially affect the Fund's financial position or reported results of operations.

8. Related Party Transactions

During the nine months ended September 30, 2006, Shiningbank incurred $174,000 for legal services (2005 – $830,000) provided by a firm in which a current director is a partner, none of which was outstanding at September 30, 2006. These payments were made in the normal course of operations, on commercial terms, and therefore were recorded at cost.

9. Subsequent Events

On September 26, 2006, Shiningbank announced that it had entered into an agreement whereby the Corporation would acquire the majority of Rider Resources Ltd.'s producing oil and natural gas assets pursuant to a Plan of Arrangement (the "Arrangement"). Total consideration is approximately $496 million, including the assumption of approximately $92 million of net debt. The Arrangement is expected to close in December 2006.

On October 31, the federal government announced its intention to change the way that royalty trusts and income funds are taxed. The proposed changes are not yet enacted and accordingly, there was no impact on the Fund's September 30, 2006 financial statements. If the proposals are enacted as currently written, they will result in taxation of distributions at the Trust level at a rate of 31.5% effective January 1, 2011. As Shiningbank is an existing trust, there will be no impact on cash flow in the four-year transition period. The Fund is currently assessing the proposals and the potential implications to the Fund.

Corporate Information

Board of Directors

Arne R. Nielsen
Chairman

David M. Fitzpatrick
President and
Chief Executive Officer

D. Grant Gunderson
Director

Edward W. Best
Director

Warren D. Steckley
Director

Richard W. Clark
Director

Robert B. Hodgins
Director

Officers

David M. Fitzpatrick
President and
Chief Executive Officer

Gregory D. Moore
Vice President, Operations
and Chief Operating Officer

Bruce K. Gibson
Vice President, Finance
and Chief Financial Officer

Terry P. Prokopy
Vice President, Land

R. Bruce Thornhill
Vice President, Geology

Alan G. Glessing
Controller

Murray J. Desrosiers
Corporate Secretary
and General Counsel

Head Office

Suite 1400, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6
Tel: (403) 268-7477
Fax: (403) 268-7499
Toll free: (866) 268-7477
E-mail: irinfo@shiningbank.com
Website: www.shiningbank.com

Trustee

Computershare Trust
Company of Canada
Calgary, Alberta

Auditors

KPMG LLP
Calgary, Alberta

Engineering Consultants

Paddock Lindstrom & Associates Ltd.
Calgary, Alberta

Legal Counsel

Gowling Lafleur Henderson LLP
Calgary, Alberta

Stock Exchange Listing

Toronto Stock Exchange
Symbol: SHN.UN

Abbreviations

bbl	barrels of oil or natural gas liquids
bcf	billion cubic feet of natural gas
boe	barrels of oil equivalent (6,000 cubic feet of natural gas is equivalent to one barrel of oil)
/d	per day
GJ	gigajoule
mbbl	thousand barrels
mmbbl	million barrels
mboe	thousand barrels of oil equivalent
mcf	thousand cubic feet of natural gas
mmcf	million cubic feet of natural gas
mmbtu	million British thermal units
NGL	natural gas liquids
tcf	trillion cubic feet of natural gas
AECO	Alberta benchmark gas price
NYMEX	New York Mercantile Exchange
WTI	West Texas Intermediate

A Note About BOEs

The term boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.